Exhibit 4.1

6.50% NON-CUMULATIVE GUARANTEED
SERIES 5 PREFERRED SECURITIES,
PAR VALUE $25.00 PER SECURITY

NUMBER: 1                                                                                                           NO. OF SHARES: 24,000,000
CUSIP:  80281RAA0
AMOUNT: $600,000,000 (*)

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION (“DTC”), THE BANK OF NEW YORK, AS TRANSFER AGENT AND REGISTRAR, OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN EXCHANGE FOR THIS CERTIFICATE OR ANY PORTION HEREOF IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

SANTANDER FINANCE PREFERRED, S.A. UNIPERSONAL

INCORPORATED UNDER THE LAWS OF THE KINGDOM OF SPAIN

This certifies that CEDE & CO., as nominee of The Depository Trust Company is the registered holder of the number of shares indicated on the records of the Transfer Agent and Registrar of 6.50% Non-Cumulative Guaranteed Series 5 Preferred Securities, par value $25.00 per security, of Santander Finance Preferred, S.A. Unipersonal, with corporate address at Ciudad Grupo Santander, Avda. de Cantabria S/N, Edificio Encinar 28660 Boadilla del Monte, Madrid, Spain, registered with the Mercantile Registry of Madrid under Volume 19747, Folio 171, Section 8, Sheet M-347560  and with tax identification number A- 83916395 (hereinafter called the “Company”), subject to the Memorandum and Articles of Association of the Company, transferable on the books of the Company upon surrender of this Certificate properly endorsed by the holder in person or by duly authorized attorney.  This Certificate is not valid unless countersigned by the Transfer Agent and Registrar.

The Series 5 Preferred Securities have been documented in a public deed granted before the Notary Public of Madrid, Spain, Mr. Antonio Morenís Giles under 4,007 of the official files of the Notary Public of Madrid Mr. Manuel Richi Alberti.

Witness the signatures of the duly authorized officers of the Company

Date:

Name: José Antonio Soler Ramos	Name: Pablo Roig Garcia Bernalt
Title: Chairman	Title: Director

COUNTERSIGNED AND REGISTERED
THE BANK OF NEW YORK
TRANSFER AGENT AND REGISTRAR

By: _________________________
         Authorized Officer

(*)  Equal to Euros [*] based on the [*] spot exchange rate of the USS [*] = Euros 1 on [ ]

[GLOBAL RULE 144A CERTIFICATE - REVERSE]

GUARANTEE

THE HOLDER OF THIS SECURITY IS ENTITLED TO THE BENEFITS, AND IS SUBJECT TO THE LIMITATIONS, OF THE PAYMENT AND GUARANTEE AGREEMENT, DATED AS OF JANUARY 31, 2007 (THE "GUARANTEE"), EXECUTED AND DELIVERED BY BANCO SANTANDER, S.A. (THE “BANK”) FOR THE HOLDERS FROM TIME TO TIME OF THIS SECURITY. COPIES OF THE GUARANTEE ARE AVAILABLE UPON WRITTEN REQUEST TO THE SECRETARY OF SANTANDER FINANCE PREFERRED, S.A. UNIPERSONAL (THE “COMPANY”).

DESCRIPTION OF THE SERIES 5 PREFERRED SECURITIES

DISTRIBUTIONS

Non-cumulative cash distributions on the exchange Series 5 preferred securities (the “Distributions”) accrue from the date of original issuance and are payable quarterly in arrears on January 31, April 30, July 31 and October 31 in each year, commencing on April 30, 2007.

Payment of cash distributions in any year on the exchange Series 5 preferred securities and on all other series of Preferred Securities, as defined below (both issued and which may, in the future, be issued or guaranteed by the Bank) is limited by the amount of the Distributable Profits (as defined below) of the Bank for the previous year, and to any limitations that may be imposed by Spanish banking regulations on capital adequacy for credit institutions, as determined in accordance with guidelines and requirements of the Bank of Spain and other Spanish law as in effect from time to time.  Distributions shall not be payable to the extent that:

•
the aggregate of such Distributions, together with (a) any other distributions previously paid during the then-current fiscal year (defined as the accounting year of the Bank) and (b) any distributions proposed to be paid during the then-current Distribution Period (as defined below), in each case on or in respect of Preferred Securities (including the Series 5 preferred securities) would exceed the Distributable Profits of the immediately preceding fiscal year; or

•
even if Distributable Profits are sufficient, if under applicable Spanish banking regulations relating to capital adequacy requirements affecting financial institutions which fail to meet their required capital ratios on a parent company only basis or on a consolidated basis, the Bank would be prevented at such time from making payments on its ordinary shares or on Preferred Securities issued by the Bank.

‘‘Preferred Securities’’ means (as the case may be) any preferred securities (participaciones preferentes) issued under Spanish Law 13/1985, or other securities or instruments equivalent to preferred securities issued by the Company, or by any other subsidiary of the Bank which are entitled to the benefit of a guarantee ranking pari passu with the Bank’s obligations under the Guarantee, or any such securities or instruments issued by the Bank and ranking pari passu with the Bank’s obligations under the Guarantee.

The term “distribution” refers to any distributions paid or to be paid on the Preferred Securities.

“Distributable Profits” means, for any fiscal year, the reported net profit (calculated in compliance with the regulations of the Bank of Spain) of the Bank, determined after tax and extraordinary items for such year, as derived from the non-consolidated audited profit and loss account of the Bank, irrespective of whether shareholders’ meeting approval is still pending, prepared in accordance with generally applicable accounting standards in Spain and Bank of Spain requirements and guidelines, each as in effect at the time of such preparation. In the event that on any Distribution payment date, the audit of the non-consolidated profit and loss account has not been completed, the reference to be used to calculate the Distributable Profits will be the balance of the unaudited non-consolidated profit and loss account of the Bank as reported in the financial statements delivered to the Bank of Spain in respect of December 31st of the preceding fiscal year.

If Distributions are not paid in full on the exchange Series 5 preferred securities, all distributions paid upon the exchange Series 5 preferred securities and all other Preferred Securities will be paid pro rata among the exchange Series 5 preferred securities and all such other Preferred Securities, so that the amount of the distribution payment per security will have the same relationship to each other that the nominal or par value per security of the exchange Series 5 preferred securities and all other Preferred Securities bear to each other.

If Distributions are not paid on the exchange Series 5 preferred securities on the Distribution Payment Date in respect of the relevant Distribution Period as a consequence of the above limitations on Distributions or are paid partially, then the right of the holders of the exchange Series 5 preferred securities to receive a Distribution or an unpaid part thereof in respect of the relevant Distribution Period will be lost and neither the Company nor the Bank will have any obligation to pay the Distribution accrued or part thereof for such Distribution Period or to pay any interest thereon, whether or not Distributions on the exchange Series 5 preferred securities are paid for any future Distribution Period.

The Distributions payable on the exchange Series 5 preferred securities are fixed at 6.50% per annum of their par value.  The Distribution payable in respect of any Distribution Period (defined as the period from and including one Distribution payment date (or, in the case of the first Distribution Period, the issuance date) to but excluding the next Distribution payment date) will be computed on the basis of twelve 30-day months and a 360-day year.

Distributions on the exchange Series 5 preferred securities will be payable to the record holders thereof as they appear on the register for the exchange Series 5 preferred securities on record dates, which will be on the 15th calendar day preceding the relevant payment dates.  We have been informed by DTC that distributions on Global Preferred Securities (as defined below) will be paid over to DTC participants in respect of their record holdings on the record date. In the event that any date on which Distributions are payable on the exchange Series 5 preferred securities is not a day on which banks in the city of Madrid (Spain) and The City of New York are open for business and on which foreign exchange dealings may be conducted in the city of Madrid (Spain) and The City of New York (a “business day”), then payment of the Distribution payable on such date will be made on the next day which is a business day (and without any interest or other payment in respect of any such delay).

Except as hereinabove provided, holders of the Company’s exchange Series 5 preferred securities will have no right to participate in the profits of the Company.

Optional Redemption

The exchange Series 5 preferred securities are redeemable, at the option of the Company, subject to the prior consent of the Bank of Spain, in whole but not in part, on or after January 31, 2017, upon not less than 30 nor more than 60 days’ notice prior to the relevant redemption date by mail to each record holder, at the redemption price of $25.00 per exchange Series 5 preferred security, plus the accrued and unpaid Distribution for the then-current Distribution Period to the date fixed for redemption.

If the Company gives notice of redemption of the exchange Series 5 preferred securities, then by 12:00 Noon, New York City time on the relevant redemption date, the Company will:

•
irrevocably deposit with the paying agent funds sufficient to pay the foregoing redemption price, including the amount of accrued and unpaid Distribution for the then-current Distribution Period to the date fixed for redemption; and

•	give the paying agent irrevocable instructions and authority to pay the redemption price to the holders of the exchange Series 5 preferred securities.

If the notice of redemption has been given, and the funds deposited as required, then on the date of such deposit:

•      distributions on the exchange Series 5 preferred securities called for redemption shall cease;

•      such exchange Series 5 preferred securities will no longer be considered outstanding; and

•      the holders will no longer have any rights as holders except the right to receive the redemption price.

If either the notice of redemption has been given and the funds are not deposited as required on the date of such deposit or if the Company or the Bank improperly withholds or refuses to pay the redemption price of the exchange Series 5 preferred securities, Distributions will continue to accrue at the rate specified from the redemption date to the date of actual payment of the redemption price.

In order to comply with certain Spanish capital adequacy regulations, neither the Company nor the Bank nor any of their respective subsidiaries shall at any time purchase exchange Series 5 preferred securities, without the prior consent of the Bank of Spain, and in any event not earlier than January 31, 2017. Notwithstanding the foregoing, if Spanish law were to change and such purchases are permitted before January 31, 2017, then, subject to applicable law, the Company, the Bank and any of their respective subsidiaries may at any time and from time to time purchase outstanding exchange Series 5 preferred securities by tender, in the open market or by private agreement.

Any exchange Series 5 preferred securities so purchased by the Company shall be immediately cancelled.

Rights upon Liquidation

If the Company is voluntarily or involuntarily liquidated, dissolved or wound-up, the holders of outstanding exchange Series 5 preferred securities will be entitled to receive out of the assets that are available to be distributed to holders, and before any assets are distributed to holders of ordinary shares or any other class of shares of the Company ranking junior to the exchange Series 5 preferred securities as to participation in assets, but together with holders of any other Preferred Securities of the Company ranking equally with the exchange Series 5 preferred securities as to participation in assets, the following liquidation distribution:

•      $25.00 per exchange Series 5 preferred security, plus

•      an amount equal to the accrued and unpaid Distributions for the then-current Distribution Period up to the date of payment.

If at the time that any liquidation distribution is to be paid, proceedings are also pending or have been commenced for the voluntary or involuntary liquidation, dissolution or winding-up of the Bank or for a reduction in the Bank’s shareholders’ equity pursuant to Article 169 of the Spanish Corporations Act (Ley de Sociedades Anónimas), then the liquidation distribution to be paid to the holders:

•      of all Preferred Securities of the Company;

•      of all Preferred Securities of other subsidiaries of the Bank; and

•      of Preferred Securities issued by the Bank,

will be limited to and not exceed the amount that would have been paid as the liquidation distribution from the assets of the Bank (after payment in full in accordance with Spanish law of all creditors of the Bank, including holders of subordinated debt but excluding holders of any guarantee or any other contractual right expressed to rank equally with or junior to the Guarantee), had all such Preferred Securities been issued by the Bank, and

•      ranked junior to all liabilities of the Bank;

•      ranked pari passu with the most senior Preferred Securities which could have been issued by the Bank (if any); and

•      ranked senior to the Bank’s ordinary shares.

The above limitation will apply even if the Company has at the time sufficient assets to pay the liquidation distribution to the holders of all Preferred Securities issued by it, including the exchange Series 5 preferred securities.

If the foregoing liquidation distribution relating to the exchange Series 5 preferred securities and other Preferred Securities cannot be made in full due to the limitation described above, then all payments will be made pro rata in the proportion that the amount available for payment bears to the full amount that would have been payable, had there been no such limitation.

Upon receipt of payment of the liquidation distribution, holders of exchange Series 5 preferred securities will have no right or claim on any of the remaining assets of either the Company or the Bank.

Except as provided in the second paragraph above with respect to any liquidation or winding up of the Bank or a reduction in its shareholders equity, the Bank will not permit, and will not take any action to cause, the liquidation, dissolution or winding-up of the Company.

 Voting Rights

The holders of exchange Series 5 preferred securities will not have any voting rights unless either the Company or the Bank, under the Guarantee, fails to pay Distributions in full on the exchange Series 5 preferred securities for four consecutive Distribution Periods.  In such event, the holders of outstanding exchange Series 5 preferred securities, together with the holders of any other series of Preferred Securities of the Company then also having the right to vote for the election of directors, acting as a single class without regard to series, will be entitled to:

•      appoint two additional members of the board of directors of the Company;

•      remove any such board member from office; and

•      appoint another person(s) in place of such member(s).

This can be accomplished by either:

•      written notice given to the Company by the holders of a majority in liquidation preference; or

•      an ordinary resolution passed by the holders of a majority in liquidation preference of the securities present in person or by proxy at a special general meeting of the holders convened for that purpose.

If the written notice of the holders is not given as provided in the preceding paragraph, the board of directors of the Company, or a duly authorized committee of the board of directors, is required to convene a special general meeting for the above purpose, not later than 30 days after this entitlement arises.

If the board of directors of the Company, or its duly authorized committee, fails to convene this meeting within the required 30-day period, the holders of 10% in liquidation preference of the outstanding exchange Series 5 preferred securities and other Preferred Securities of the Company are entitled to convene the meeting. The Company will determine the place where the separate general meeting will be held.

Immediately following a resolution for the appointment or the removal of additional members to the board of directors, the special general meeting of holders shall give notice of such to:

(1)	the board of directors of the Company so that it may, where necessary, call a general meeting of the shareholders of the Company; and

(2)	the shareholder of the Company, so that they may hold a general meeting of shareholders.

The shareholder of the Company has undertaken to vote in favor of the appointment or removal of the directors so named by the special general meeting of the holders and to take all necessary measures in such regard.

Once distributions have been paid in full in respect of the exchange Series 5 preferred securities for four consecutive Distribution Periods and any other Preferred Securities of the Company in respect of such distribution periods as set out in their own terms and conditions, any member of the board of directors of the Company that has been appointed in the manner described in the preceding paragraphs is required to vacate office.

Under the Articles of the Company, its board of directors must have a minimum of three members and a maximum of eleven members. At the date of the public deed of issuance of the exchange Series 5 preferred securities, the board of directors of the Company has four directors.

Any amendments or abrogation of the rights, preferences and privileges of the exchange Series 5 preferred securities will not be effective, unless otherwise required by applicable law and except:

•	with the consent in writing of the holders of at least two-thirds of the outstanding exchange Series 5 preferred securities; or

•	with the sanction of a special resolution passed at a separate general meeting by the holders of at least two-thirds of the outstanding exchange Series 5 preferred securities.

If the Company, or the Bank under any guarantee, has paid in full the most recent distribution payable on each series of the Company’s Preferred Securities, the Company, the holders of its ordinary shares, or its board of directors may, without the consent or sanction of the holders of its Preferred Securities:

•
take any action required to issue additional Preferred Securities or authorize, create and issue one or more other series of Preferred Securities of the Company ranking equally with the exchange Series 5 preferred securities, as to the participation in the profits and assets of the Company, without limit as to the amount; or

•
take any action required to authorize, create and issue one or more other classes or series of shares of the Company ranking junior to the Preferred Securities, as to the participation in the profits or assets of the Company.

However, if the Company, or the Bank under any guarantee, has not paid in full the most recent distribution payable on each series of Preferred Securities, then the prior consent of the holders of at least two thirds in liquidation preference of the outstanding Preferred Securities of the Company will be required to carry out such actions.  Such consent may be granted in writing by the holders, or with the sanction of a special resolution passed at a separate general meeting of holders.

The vote of the holders of exchange Series 5 preferred securities is not required to redeem and cancel the exchange Series 5 preferred securities. Spanish law does not impose any restrictions on the ability of holders of Preferred Securities who are not residents or citizens of Spain to hold or vote such Preferred Securities.

If the shareholders of the Company propose a resolution providing for the liquidation, dissolution or winding-up of the Company, the holders of all the outstanding Preferred Securities of the Company:

•	will be entitled to receive notice of and to attend the general meeting of shareholders called to adopt this resolution; and

•	will be entitled to hold a separate and previous general meeting of holders and vote together as a single class without regard to series on such resolution, but not on any other resolution.

The above resolution will not be effective unless approved by the holders of a majority in liquidation preference of all outstanding Preferred Securities of the Company.

The result of the above mentioned vote shall be disclosed at the general shareholders meeting as well as the fact that the shareholder of the Company has undertaken to vote in the correspondent general shareholders meeting in conformity with the vote of the separate general meeting of holders.

Notice, attendance, or approval is not required if the liquidation, dissolution and winding-up of the Company is initiated due to:

•      the liquidation, dissolution or, winding up of the Bank; or

•      a reduction in shareholders equity of the Bank under Article 169 of the Corporations Law of Spain.

The Company shall cause a notice of any meeting at which the holders of exchange Series 5 preferred securities are entitled to vote, to be mailed to each record holder of exchange Series 5 preferred securities. This notice will include a statement regarding:

•      the date, time and place of the meeting;

•      a description of any resolution to be proposed for adoption at the meeting at which the holders are entitled to vote; and

•      instructions for the delivery of proxies.

Special General Meetings

A Special General Meeting (the “Special General Meeting”), which will be constituted by all holders of preferred securities of the Company, will be called by the board of directors of the Company.

The quorum shall be the holders of preferred securities holding one-quarter of the liquidation preference of all preferred securities of the Company issued and outstanding.  If the attendance of one-quarter of the holders of preferred securities issued and outstanding cannot be obtained, such Special General Meeting may be re-convened one day after the first meeting and such meeting shall be validly convened irrespective of the number of preferred securities present or represented.

In a Special General Meeting all resolutions shall be made by the majority set out in “Voting Rights” above, and will be binding on all of the holders of such preferred securities, including those not in attendance and dissenters.

All holders of preferred securities who are able to show that they held their securities five days prior to the date of the Special General Meeting shall be entitled to attend with the right to speak and vote.  Holders of preferred securities shall prove that they held preferred securities in the manner and subject to the requirements set out in the announcement published when convening such Special General Meeting. Holders of the preferred securities may delegate their representation to another person, by an individual signed letter for each meeting.

The convening of a Special General Meeting will be carried out in accordance with the rules governing the calling and holding of meetings of holders of each series of preferred securities.

A Special General Meeting of holders of the preferred securities will be convened (i) so long as any restricted Series 5 preferred security is listed on the London Stock Exchange and the London Stock Exchange so requires by publication in an English language newspaper in London (which is expected to be the Financial Times) or, if such publication is not practicable but is required by the rules of the London Stock Exchange, in a leading daily newspaper in English and having general circulation in Europe, (ii) in accordance with the requirements of any security exchange on which the exchange Series 5 preferred securities are listed and (iii) by mail to DTC (in each case not less that 30 nor more than 60 days prior to the date of the act or event to which such notice, request or communication relates).

Registrar, Transfer Agent and Paying Agent

The Bank of New York, located at 101 Barclay Street, New York, New York 10286 at the time of the issuance of the public deed, will act as registrar, transfer agent and paying agent for the exchange Series 5 preferred securities, which together with its successors and assigns, we will refer to as “ the Paying Agent.”

Ranking of the Series 5 Preferred Securities

The exchange Series 5 preferred securities will rank (a) junior to all liabilities of the Company including subordinated liabilities, (b) pari passu with each other and with any other series of Preferred Securities of the Company and (c) senior to the Company’s ordinary shares.

The holders of exchange Series 5 preferred securities by their subscription or acquisition waive any different priority that Spanish law or regulations could grant at any time, and particularly those arising from articles 92 and 158 of Law 22/2003 (Ley Concursal), if any.

Transfer

The transfer of a Series 5 Preferred Security, and the benefit of the Guarantee, may be registered by surrendering the certificate evidencing the Series 5 Preferred Security to be transferred together with the form of transfer endorsed on it duly completed and executed, at the office of the registrar.

The Company will register transfers of Series 5 Preferred Securities without charge but with payment (or the giving of such indemnity for the benefit of the Company as the registrar may require) for any tax or other governmental charges, which may be imposed in relation to the transfer.

The Company will not register the transfer of any Series 5 Preferred Securities after such securities have been called for redemption.

Replacement of Lost Certificates

If any certificate for exchange Series 5 preferred securities is mutilated or alleged to have been lost, stolen or destroyed, a new certificate representing the same security may be issued to the record holder upon request but subject to either delivery of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such preconditions of indemnity and payment of the Company’s and Paying Agent’s out-of-pocket expenses related to such request as the board of directors of the Company may then determine.

Miscellaneous

Exchange Series 5 preferred securities are not subject to any mandatory redemption or sinking fund provisions.  Holders of exchange Series 5 preferred securities have no preemptive rights.